SEC
Mail Processing
Section
2019
on DC
DB

SEC
Mail Processing
Washington DC
406



19008151

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68320

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/18 _____ AND ENDING 12/31/18 _____
                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MAINFIRST SECURITIES US INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Kennedyallee 76
_____
(No. and Street)

Frankfurt	**Germany**	**D-60596**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bjoern Kirchner, T +49 69 78808 222
_____
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mazars USA LLP
_____
              (Name – if individual, state last, first, middle name)

60 Crossways Park Drive West, Suite 301 **Woodbury**	**NY**	**11797**
(Address)	(City)	(State) (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, Andrew Gross and Bjoern Kirchner , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

MAINFIRST SECURITIES US INC. , as

of December, 31 , 20 18 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

Signature

Andrew Gross (CEO) Bjoern Kirchner (FinOp)

Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Roll of deeds No. 40/2019

I hereby certify that

       Mr. Björn Kirchner, born on 05.04.1966,
       identified by German Passport,
       with business address at 60596 Frankfurt am Main, Kennedyallee 76,

signed the attached document today in my presence.

The Notary representative asked with respect to a prior occupation in the sense of Art. 3. Para. 1 no. 7 Notarization Act. which was denied by the Participant.

Frankfurt am Main, 18 February 2019

Anne Vins-Niethammer
Attorney-at-law
as officially appointed notary agent of the
Notary public Rainer Jacob



APOSTILLE

(Convention de la Haye du 5 octobre 1961)

1. Land: Bundesrepublik Deutschland
   Diese öffentliche Urkunde
2. ist unterschrieben von Anne Vins-Niethammer
3. in ihrer Eigenschaft als amtl. best. Notarvertreterin
4. sie ist versehen mit dem Siegel/Stempel des(der)
   Notars Rainer Jacob

Bestätigt

5. in Frankfurt/Main   6. am 20.02.19
7. durch den Herrn Präsidenten des Landgerichts
8. unter Nr. 91 Ea A 2179
9. Siegel/Stempel   10. Unterschrift

              i.A. Dr. Schlegel

 MAZARS

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Main*First* Securities US Inc.

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Main*First* Securities US Inc. (a wholly-owned subsidiary of Main*First* Holding AG), (the "Company"), as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2010.

Mazars USA LLP

New York, NY
February 26, 2019

MAZARS USA LLP
135 WEST 50TH STREET – NEW YORK, NEW YORK – 10020
TEL: 212.812.7000 – FAX: 212.375.6888 – WWW.MAZARSUSA.COM

MAZARS USA LLP IS AN INDEPENDENT MEMBER FIRM OF MAZARS GROUP.

Praxity
MEMBER
GLOBAL ALLIANCE OF
INDEPENDENT FIRMS

MAINFIRST SECURITIES US INC.
(A Wholly-Owned Subsidiary of MAINFIRST HOLDING AG)
Statement of Financial Condition
December 31, 2018

Assets

Cash and cash equivalents	$	2,214,531
Fee receivables		137,389
Furniture and equipment		
(net of accumulated depreciation of $256,826)		88,987
Prepaid income taxes		151,745
Prepaid expenses		45,391
Rent deposit		125,709
Total assets	$	2,763,752

Liabilities and Stockholder's Equity

Liabilities		
Accrued expenses and other liabilities	$	396,550
Accrued discretionary bonuses		432,029
Deferred tax liability, net		2,500
Total liabilities		831,079
Stockholder's equity		
Common stock, no par value; 200 shares authorized, issued and outstanding		-
Additional paid-in capital		2,200,000
Accumulated deficit		(267,327)
Total stockholder's equity		1,932,673
Total liabilities and stockholder's equity	$	2,763,752

The accompanying notes are an integral part of these financial statements.

1

1. Organization and Nature of Business

MAINFIRST SECURITIES US INC. ("the Company") is a foreign-owned broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is organized under the laws of the State of New York. MAINFIRST SECURITIES US INC. is a wholly-owned subsidiary of MAINFIRST HOLDING AG, Zurich.

MAINFIRST HOLDING AG announced on 6 November 2018 that it has agreed to combine the Investment Banking Equities of MAINFIRST with Stifel Europe, a leading full-service middle-market investment bank based in London that is a wholly owned subsidiary of Stifel Financial Corp. (NYSE: SF). Therefore, Stifel Europe acquires the company, MAINFIRST BANK AG and MAINFIRST SCHWEIZ AG. Closing of the transaction is expected in the first quarter of 2019, pending regulatory approvals.

The Company generates commission by acting as an introducing broker-dealer effecting equity sale of foreign securities and providing related brokerage services to institutional clients in the United States. Such equity sales and related services will be initiated as a result of the distribution of research reports on European equity securities by a foreign affiliate MAINFIRST BANK AG, Frankfurt am Main. The Company does not act as a market maker, nor does it engage in proprietary trading.

All foreign equity trades are cleared and settled on a delivery versus payment ("DVP") basis. Accordingly, neither the Company nor its execution partner, MAINFIRST BANK AG, carry customer accounts or receive, deliver, or hold cash or securities in connection with such transactions. MAINFIRST BANK AG acts as counterparty on all client equity trades and enters into offsetting equity trades with market counterparties (on European markets, central counterparties or other brokers).

The Company has Offices of Supervisory Jurisdiction (OSJ´s) in Frankfurt am Main and New York with regulatory branch offices in London, Paris and Zurich.

2. Summary of Significant Accounting Policies

Basis of Preparation
The Company's financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) and prevailing industry practice.

Use of Estimates
The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ materially from those estimates. Such estimates include the allowance for doubtful accounts, compensation accruals and estimated contingency reserves.

No allowance for doubtful accounts was required as of December 31, 2018.

Foreign Currency Translation
The U.S. dollar ($) is the functional currency of the Company. Assets and liabilities denominated in foreign currencies are translated at December 31, 2018 exchange rates, whereas the statement of operations accounts are translated at average rates of exchange for the year. Gains and losses resulting from foreign currency translation are included in net income.

Revenues and Expenses
Commissions and related expenses are recorded on a trade date basis as securities transactions occur. The Company believes that the performance obligation is satisfied on the trade date because that

is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Revenue from research services is recognized when realizable and the performance obligation has been satisfied.

Furniture and Equipment
Furniture and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three years for computer and telecommunication equipment, and eight years for furniture and fixtures.

Income Taxes
The Company utilizes the asset and liability method to calculate deferred tax assets and liabilities. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing tax laws and rates expected to be in effect at the time of reversal. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Valuation allowances are recognized if, based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized.

Cash and Cash Equivalents
The Company considers investments with original maturities of less than three months, when acquired, to be cash equivalents.

3. **Furniture and Equipment**

Furniture and equipment consist of the following at December 31, 2018:

Furniture	$	147,645
Computer and telephone equipment		198,168
Total		345,813
Less accumulated depreciation		256,826
Net	$	88,987

4. **Income Taxes**

The Company is subject to taxation in the United States, New York state and local jurisdiction.

As of December 31, 2018, the major sources of temporary differences and their deferred income tax effects are as follows:

Deferred tax assets/(liabilities)		
Furniture and equipment	$	(22,500)
Amortization		9,000
Other		11,000
Deferred tax liabilities, net	$	(2,500)

The Company has adopted the authoritative guidance under ASC No. 740 "Income Taxes" relating to accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2018, the Company determined that it had no uncertain tax positions, which affected its financial position and its results of operations or its cash flows, and will continue to evaluate for uncertain tax positions in the future.

The Company is no longer subject to U.S. federal, state, and local tax examinations for years before 2015.

For the year ended December 31, 2018, the Company incurred a net operating loss of approximately $750,000, which is available to offset future Federal and state taxable income. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management believes that it is more likely than not that the Company will not realize the benefits of significantly all of these deductible differences and accordingly has applied a full valuation allowance against its deferred tax assets.

5. Retirement Plan

The Company has a 401(k) profit sharing plan that covers all full-time employees who have attained the age of 21 and who have completed 30 days of service as defined in the plan. The Board of Directors determines contributions to the plan annually. Eligible employees are immediately vested. For the year ended December 31, 2018, the amount of the Company's contribution was $59,993.

6. Commitments

At December 31, 2018, the Company was obligated under an operating lease agreement relating to property used for office space. The lease agreement will expire on February 21, 2025.

The future minimum lease payments are as follows:

2019	$	283,001
2020		294,740
2021		300,388
2022		306,149
2023		312,025
Thereafter		451,576
		$1,947,879

The lease agreement contains provisions for future rent increases, rent free periods, or periods in which rent payments are reduced (abated). The total amount of rental payments due over the lease term is being charged to rent expense on a straight-line method over the term of the lease. The difference between rent expense recorded and the amount paid is credited or charged to "Deferred rent obligation", which is included in "Other liabilities" in the accompanying Statement of financial condition.

7. Risk Management

Credit Risk
All foreign equity trades are cleared and settled on a delivery versus payment ("DVP") basis. Accordingly, neither the Company nor its execution and clearing partner, MAINFIRST BANK AG, carry customer accounts or receive, deliver, or hold cash or securities in connection with such transactions. MAINFIRST BANK AG acts as counterparty on all client trades and enters into offsetting trades with market counterparties (on European markets, usually central counterparties or other brokers). In the event that customers of the Company fail to perform their obligations with respect to the trade, such obligations under the SEC financial responsibility rules are the responsibility of the Company.

The Company maintains cash at one financial institution. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At time during the year, balances exceeded insured limits. As of December 31, 2018, the excess was approximately $1,964,000.

8. Related Party Transactions

Under the Service Level Agreement and the Expense Sharing Agreement with MAINFIRST BANK AG, the Company receives a commission allocation from MAINFIRST BANK AG consisting of introducing brokerage fees and other income and is allocated expenses for research, sales, execution and administrative services.

As of December 31, 2018, receivables of $8,102 against MAINFIRST BANK AG are included in fee receivables and liabilities of $25,346 against MAINFIRST BANK AG are included in accrued expenses and other liabilities in the statement of financial condition.

The Company does not grant loans to any officer or employee of the Company.

9. Recently Issued Accounting Pronouncements

Beginning January 1, 2018, the Accounting Standards Codification (ASC) 606, Revenues from Contracts with Customers, has been applied. There were no adjustments required related to adopting of ASC 606.

In February 2016, the FASB issued ASU 2016-02, Leases, which creates ASC 842, Leases. This guidance requires a lessee to account for leases as finance or operating leases. Both types of leases will result in the lessee recognizing a right-of-use asset and a corresponding lease liability on its statement of financial condition. The new guidance will be effective for the Company beginning January 1, 2019, with early adoption permitted. The Company expects to record a right-of-use asset and related lease liability upon the adoption of ASU 2016-02, of approximately $ 1,421,000 and $ 1,627,000.

10. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires a broker-dealer to have, at all times, sufficient liquid assets to cover current indebtedness. For purposes of the Net Capital Rule, the Company is regarded as the clearing firm, as MAINFIRST BANK AG respectively its European clearing and settlement partners are not US registered firms. Accordingly, the Company has a minimum net capital requirement under SEC Rule 15c3-1 of the greater of $250,000 or 6.67% of aggregate indebtedness (equals 15 to 1 aggregate indebtedness to net capital).

At December 31, 2018, the Company had net capital of $1,677,232, which was $1,427,232 in excess of its required net capital of $250,000. At December 31, 2018, the Company had aggregate indebtedness of $537,299. The ratio of aggregate indebtedness to net capital was 0.32 to 1.